January 25, 2022	Mehrnaz Jalali Direct Phone 212-453-3949 Direct Fax 646-588-1473 mjalali@cozen.com

Joshua Gorsky
Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Planet 13 Holdings Inc. (CIK No. 0001813452)
Response to the Staff’s Comments on the Registration Statement on Form 10-12G Submitted on December 13, 2021

Dear Mr. Gorsky:

On behalf of our client, Planet 13 Holdings Inc., a corporation existing under the laws of the Province of British Columbia (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 11, 2022 regarding the Company’s registration statement on Form 10-12G filed via EDGAR with the Commission on December 13, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Revised Registration Statement”) via EDGAR with the Commission for review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Where applicable, we have included references to pages in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Form 10-12G Filed December 13, 2021

Uses of Cannabis, page 12

1.

We note your disclosure on page 12 that you believe that you can “gain a competitive advantage by growing high yielding strains which are good extractors and which mature in a short growing cycle while still providing medicinal benefits that are appropriate for a customer’s specific ailments or desired effects.” Please revise this disclosure to note that the FDA has not recognized or approved marijuana as safe or effective for any indication.

3 WTC 175 Greenwich Street 55th Floor New York, NY 10007 212.509.9400 800.437.7040 212.509.9492 Fax cozen.com

Joshua Gorsky

January 25, 2022

The Company respectfully advises the Staff that it has revised its disclosure on page 16 of the Revised Registration Statement to indicate that high yielding strains which are good extractors and which mature in a short growing cycle provide the desired THC profile and that the FDA has not recognized or approved cannabis as safe or effective for any indication.

Intellectual Property, page 14

2.

We note your disclosure that you have applied for trademarks at Nevada State and federal level and that you have registrations for certain trademarks in California. Please revise to include whether you intend to file for additional intellectual property rights in the future.

The Company respectfully advises the Staff that it has revised its disclosure on page 17 of the Revised Registration Statement to indicate it intends to file for additional intellectual property rights in the future.

Nevada State Law Overview, page 19

3.	We note your disclosure on page 20 that, under Nevada cannabis laws, “any beneficial holder of any of [y]our securities, regardless of the number of shares, may be required to file an application, be investigated, and have his or her suitability as a beneficial holder of the voting securities determined if the CCB has reason to believe such ownership would otherwise be inconsistent with the declared policies of the State of Nevada[ ]” and that you have submitted waiver requests with regard to this requirement to the CCB for all ownership interests less than 5%. Please disclose the status of this waiver request and please revise your risk factor disclosure to account for this possible background check requirement should the waiver request not be granted prior to the effectiveness of this registration statement.

The Company respectfully advises the Staff that it has revised its disclosure on page 23 of the Revised Registration Statement to indicate that the Company has submitted waiver requests as recently as January 3, 2022. The Company has further revised its risk factor disclosure on page 45 of the Revised Registration Statement to account for the possible background check requirement.

We, and/or contract counterparties that are directly engaged in the trafficking of cannabis, may incur significant tax liabilities..., page 36

4.	Please revise this risk factor to indicate that in historical periods you have, in fact, incurred significant tax liabilities from the application of Section 280E and highlight for investors that your tax obligations under Section 280E of the Code are typically substantially higher as compared to companies to which Section 280E does not apply. Please also indicate, if true, that Section 280E essentially makes your company pay federal and, as applicable, state income taxes on your gross profit which presents a financial burden that may increase your net losses and may make it more difficult for you to generate net profit and cash flows from operations in future periods. Please also highlight this in the “Overview of the Company” section on page 53 as the tax obligations imposed by Section 280E has had a material impact on your reported operations and is a matter that is reasonably likely to have a material impact on your future operations. Refer to Item 303(a) of Regulation S-K.

Joshua Gorsky

January 25, 2022

The Company respectfully advises the Staff that it has revised its risk factor on page 43 of the Revised Registration Statement to highlight for investors that the Company’s tax obligations under Section 280E of the Code are typically substantially higher as compared to companies to which Section 280E does not apply and that Section 280E essentially makes the Company pay federal and, as applicable, state income taxes on its gross profit which presents a financial burden that may increase the Company’s net losses and may make it more difficult for the Company to generate net profit and cash flows from operations in future periods. The Company has also highlighted this in the “Overview of the Company” section on page 62 of the Revised Registration Statement.

Failure to obtain or maintain the necessary licenses, permits, authorizations or accreditations could have a material adverse effect . . ., page 38

5.	We note your disclosure on page 12 that you have received a conditional distribution license from Nevada authorities that will not be evidenced by a certificate until receipt of a final inspection on or prior to February 5, 2022. We also note your disclosure on page 12 that your conditional license has not yet been issued by Illinois authorities. Accordingly, please revise your risk factor disclosure on page 38 to discuss the risks, if any, associated with the outstanding licenses referenced above.

The Company respectfully advises the Staff that it has revised its disclosure on pages 9 and 16 of the Revised Registration Statement to indicate that on December 28, 2021, the Company submitted an extension request of the Nevada conditional distribution license. The Company has further revised its risk factor disclosure on page 45 of the Revised Registration Statement to discuss the risks associated with failure to obtain the necessary licenses.

Nevada has updated its regulatory framework in accordance with a revised statutory framework effective on July 1, 2020 . . . , page 39

6.	We note your disclosure on page 39 that “[o]n July 21, 2020, the CCB adopted regulations substantially similar to the NAC 453A and 453D regime under which licensee previously operated. As the CCB clarifies how it will interpret the statutes and regulations, there may be impact on the processes, procedures, administration, taxation, costs, and generally the operations of MMDC.” Please explain how there may be an impact on the processes, procedures, administration, taxation, costs, and the operations of MMDC if the CCB’s newly adopted regulations are “substantially similar” to the regime under which you previously operated.

Joshua Gorsky

January 25, 2022

The Company respectfully advises the Staff that it has removed this disclosure in its Revised Registration Statement given the CCB’s newly adopted regulations are substantially similar to the regime under which the Company previously operated.

We are dependent on the popularity of consumer acceptance of our brand portfolio to generate revenues, page 43

7.	We note your disclosure on page 43 that “[a]cceptance of [y]our products depends on several factors, including availability, cost, ease of use, familiarity of use, convenience, effectiveness, safety and reliability.” We are uncertain in what sense cannabis can be deemed “safe.” Please advise, or revise.

The Company respectfully advises the Staff that it has revised its disclosure on page 50 of the Revised Registration Statement to refer to the consistency of product quality rather than safety.

Management’s Discussion and Analysis, page 58

8.	We note the second paragraph on page 58 appears to indicate that the revenue numbers which followed are presented on a gross basis before the allocation of sales discounts and loyalty accruals. However, these numbers in total agree to your net revenue for the interim period. Please revise this statement to accurately describe the revenue numbers presented in the bulleted list or advise us how you account for sales discounts and loyalty accruals such that they are not included in net revenue. In this regard, we note that the presentation of gross revenue amounts would be considered non-GAAP measures and should be reconciled to net revenue and presented with all of the disclosures required by Item 10(e) of Regulation S-K.

The Company respectfully advises the Staff that it has revised its disclosure on page 66 of the Revised Registration Statement to indicate that the revenue amounts are net revenues after the allocation of sales discounts and loyalty accruals.

Item 6. Executive Compensation, page 83

9.	Please revise to provide compensation disclosure for the named executive officers and directors for the most recently completed fiscal year, the year ended December 31, 2021.

The Company respectfully advises the Staff that it has revised its disclosures on pages 87 to 91 of the Revised Registration Statement to provide compensation disclosure for the named executive officers and directors for the most recently completed fiscal year, the year ended December 31, 2021.

Joshua Gorsky

January 25, 2022

Special Majority, page 97

10.	Please revise to clarify the voting rights of the common stockholders, including specifying the vote required by shareholders to take action at an annual general meeting, and clarifying which actions would require that two-thirds of the votes cast by shareholders would be required for approval of such actions. Refer to Item 202(a)(1) of Regulation S-K.

The Company respectfully advises the Staff that it has revised its disclosure on page 100 of the Revised Registration Statement to specify the voting rights of the common shareholders and the vote required by shareholders to take action at an annual general meeting and to clarify which actions would require that two-thirds of the votes cast by shareholders would be required for approval of such actions.

Consolidated statements of operations and comprehensive loss, page F-4

11.	We note you present share-based compensation expense here and on page F-45 as a separate line item in your income statement. Please revise to remove this line item from the face of your statements of operations and, instead, reflect the amounts in the appropriate captions as cash compensation paid to the same or similar employees. Refer to SAB Topic 14:F and Rule 5-03 of Regulation S-X.

The Company respectfully advises the Staff that it has revised the presentation on pages F-4 and F-45 of the Revised Registration Statement and disclosures on pages F-38 and F-63 of the Revised Registration Statement in response to the Staff’s comment.

Consolidated statements of cash flows, page F-6

12.	Please revise the statement here and on page F-47 to remove the sub-total “Net changes in non-cash working capital items” as this sub-total is not contemplated in ASC 230-10-45-31. Further, the amounts appear to be non-GAAP financial measures, which Item 10(e)(1)(ii)(C) of Regulation S-K prohibits you from presenting on the face of your financial statements or in the accompanying notes.

The Company respectfully advises the Staff that it has revised the presentation on pages F-6 and F-47 of the Revised Registration Statement in response to the Staff’s comment.

(h) Revenue recognition, page F-12

13.	We note the discussion on page 13 of a variety of services provided by the company. Please revise your revenue recognition policy to describe how these services are accounted for under ASC 606, whether as a separate performance obligation, a fulfillment activity or by some other means.

Joshua Gorsky

January 25, 2022

The Company respectfully advises the Staff that it has removed the discussion from page 17 of the Revised Registration Statement on the variety of services provided by the Company as those services are complimentary services provided to customers and are not revenue-generating services for purposes of ASC 606.

14.	We note the discussion on pages 57 and 58 of several different product types and sales channels. Please revise your revenue recognition footnote disclosures to provide disaggregated revenue disclosures pursuant to ASC 606-10-50-5 or tell us and explain in your document why additional disclosure is not required. Please refer to the guidance in paragraphs 606-10-55-89 through 55-91. Lastly, tell us how you considered the disclosure requirements of ASC 280-10-50-40.

The Company respectfully advises the Staff that it has included additional disclosure on page F-12 and F-66 of the Revised Registration Statement in response to the Staff’s comment.

Disaggregated revenues have been disclosed in the revenue recognition accounting policy in the annual financial statements and in Note 19 in the interim financial statements. The Company notes that ASC 280-10-80-40 requires disclosure of revenue from external customers for each product or service or each group of similar products or services. The Company sells various cannabis product to either retail or wholesale customers. The Company considers the various products to be a group of similar products and as a result the Company believes further disaggregation is not required.

Note 3. Significant accounting policies (o) Operating segments, page F-15

15.	We note the conclusion as of December 31, 2020 and September 30, 2021 that you have only one reportable operating segment. However, we note the discussions on pages 67-70 of segmented information for California Cannabis, Nevada Cannabis and Canadian Corporate Operations. Please tell us how you determined that you operated as a single segment for the periods presented, particularly after the inclusion of California Cannabis during 2021. Specifically explain how you considered all of the guidance of ASC 280 to support your position. In this regard, to the extent you have only one reportable segment, the presentation of financial information for separate operating divisions within MD&A would be considered non-GAAP information and subject to the disclosure requirements and prohibitions of Item 10(e) of Regulation S-K.

The Company respectfully advises the Staff that it has removed the disclosures from page 75 of the Revised Registration Statement regarding California Cannabis, Nevada Cannabis and Canadian Corporate Operations.

The Company has applied the guidance in ASC 280 and determined that each of its three retail locations is an operating segment. The Company applied the aggregation criteria in ASC 280-10-5-11 and determined that its three operating segments have similar economic characteristics and are similar in all of the relevant areas identified in that paragraph. As a result, management has determined that it operates in a single segment. The Company notes that its operating segment constitutes over 95% of its consolidated revenue.

Joshua Gorsky

January 25, 2022

Note 23. Warrants, page F-30

16.	We note that your warrants are classified as liabilities at fair value on your balance sheet. Please revise the filing to identify the terms and provisions of your warrant agreements that result in liability treatment.

The Company has provided additional disclosure on page F-30 and F-58 of the Revised Registration Statement in response to the Staff’s comment.

General

17.	Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10-12G becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

The Company acknowledges that, pursuant to Section 12(g)(1) of the Exchange Act, the Form 10-12G becomes effective automatically 60 days after the initial filing date and that, at that time, the Company will be subject to the reporting requirements of the Exchange Act.

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If you have any questions regarding the Revised Registration Statement, please contact Mehrnaz Jalali by telephone at (212) 453-3949 or via email at mjalali@cozen.com or Christopher Bellini by telephone at (612) 260-9029 or via e-mail at cbellini@cozen.com.

Sincerely,

COZEN O’CONNOR

By:	Mehrnaz Jalali

cc:	Dennis Logan
Christopher J. Bellini